SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                   XSUNX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  98385L 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                        65 Enterprise, Aliso Viejo, CA 92656
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September, 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Tom M. Djokovich
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4


OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,000,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          16,978,000   (Partnership) - Djokovich Limited Partnership
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,978,000   (Partnership)- Djokovich Limited Partnership

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,978,000 (Partnership)

      1,000,000  Tom Djokovich (Directly)
________________________________________________________________________________

________________________________________________________________________________
Item 1.  Security and Issuer.

This schedule relates to the acquisition of beneficial ownership of Common Stock of XsunX, Inc. (hereinafter the "Company"), of which Reporting Person purchased 17,978,000 shares of common stock from Company on September 30, 2003. Such shares, are the subject of this report.
--------------------------------------------------------------------------------
Item 2. Identity and Background.

     (a)        Name:   ("Reporting Person")

TOM M.  DJOKOVICH,  President  and Chief  Executive  Officer as of September 30,
2003;

Board of Director Nominee:

Mr. Djokovich was the founder and served from 1995 to 2002 as the Chief Executive Officer of Accesspoint Corporation, a vertically integrated provider of electronic transaction processing and e-business solutions for merchants. Under Mr. Djokovich's guidance, Accesspoint became a member of the Visa/MasterCard association, the national check processing association NACHA, and developed one of the payment industry's most diverse set of network based transaction processing, business management and CRM systems for both Internet and conventional points of sale. During his tenure, Accesspoint became an early adopter of WAP based e-commerce capabilities and the industry's first certified Level 1 Internet payment processing engine. In his last year as executive manager, Accesspoint grew its processing revenues by over 800% and overall revenues by nearly 300%. Prior to Accesspoint, Mr. Djokovich founded TMD Construction and Development in 1979. TMD provided effective cost management of multimillion-dollar projects incorporating at times hundreds of employees, subcontractors and international material acquisitions for commercial,industrial and custom residential construction services as a licensed building firm in California. In 1995 Mr. Djokovich developed an early Internet based business-to-business ordering system for the construction industry. Mr. Djokovich also currently serves as a Director for Roaming Messenger, Inc., a publicly reporting company that provides a breakthrough software solution for delivering real-time actionable information for Homeland Security, emergency response, military and enterprise applications.

     (b)        Address:  65 Enterprise
                          Aliso Viejo, CA 92656

     (c)        Occupation:  Executive

     (d) The reporting person nor its officers, directors, or principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not, during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person.

     (f)        Citizenship:  USA

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

Reporting Person purchased the shares from Brian Altounian for a purchase price of $72,000 which is evidenced by a Promissory Note due and payable in 3 year.


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The ownership which is the subject of this Schedule was acquired by Reporting Person as part of a Plan & Agreement of Reorganization with XOPTIX , Inc. Other than the transaction for which this report is filed, Reporting Person has no further plans which relate to or would result in any of the following.

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the XOPTIX, Inc. transaction mentioned above.

     (b) Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, except the acquisition of the XOPTIX assets, pursuant to the Plan & Agreement of Reorganization with XOPTIX, Inc.

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Reporting person is aware of the announced change of directors, pursuant to on 8K for the Company Notice of which change is to be sent to shareholders on a Schedule 14f Notice pursuant to the Securities & Exchange Act of 1934;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Reporting Person is aware of no further acquisition of control by anyone at this date;

     (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise as yet ungranted options to acquire Common Stock of the Company in his discre-tion, which exercise may have the effect of impairing or imped-ing the acquisition of control by a third party;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     (j)        Not applicable


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 17,978,000 shares of Common Stock of the Company, representing 16% of the issued and outstanding Common Stock. Prior to the share exchange transaction, Reporting Person owned no shares of registrant.

     (b) Reporting Person has sole power to vote and dispose of 1,000,000 shares of common stock of Registrant which constitute .009% of the issued and outstanding shares as of this date, and shared dispositive and voting power over 16,978,000 shares as a beneficial owner of the Djokovich Limited Partnership.

     (c)       None

     (d)       Not Applicable

     (e)       Not Applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


There are no other contracts, arrangements, understandings, or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person, except as described in this Report, and in the Plan & Agreement of Reorganization attached hereto and Incorporation herein.
--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.


10.1    Plan & Agreement of Reorganization (XOPTIX, Inc.)
--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         October 23  , 2003
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Tom Djokovich
                                        ----------------------------------------
                                                       (Signature)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).